Helen Nelson, CPA

P. O. Box 575 ◆ Sharpsburg, MD 21782 ◆ Telephone 301-653-7110

DonorSee LLC

FINANCIAL STATEMENTS

for the year ended December 31, 2016

Helen Nelson, CPA

P. O. Box 575 ◆ Sharpsburg, MD 21782 ◆ Telephone 301-653-7110

Independent Accountant's Review Report

To Management
DonorSee LLC

I have reviewed the accompanying financial statements of DonorSee LLC, which comprise the balance sheet as of December 31, 2016, and the related income statement and statement of cash flows for the fiscal year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Helen Nelson, CPA
Sharpsburg, Maryland
June 13, 2018

DonorSee LLC
Balance Sheet
December 31, 2016

Assets

Bank Accounts	$	60,036.60
Escrow		4,975.00
Accounts Receivable		2,200.00
Intangible Assets, Net		48,906.38
Total Assets		**$ 116,117.98**

Liabilities and Equity

Liabilities

Accounts Payable	$	815.00
Convertible Promissory Note		136,636.92
Total Liabilities		**$ 137,451.92**

Equity

Retained Earnings (Deficit)	$	(21,333.94)
Total Equity		**(21,333.94)**
Total Liabilities & Equity		**$ 116,117.98**

DonorSee LLC
Income Statement
for the year ended December 31, 2016

Operating Income

Sales	$ 79,104.02	
Total Operating Income		$ 79,104.02

Operating Expenses

Amortization Expense	6,081.40	
Bank and Credit Card fees	3,319.45	
Distributions	73,529.43	
Dues and Subscriptions	1,255.58	
Gifts, Promotional, Marketing	3,108.80	
Interest Expense	6,636.92	
Legal and Professional fees	1,155.00	
Office and Miscellaneous Expenses	1,385.20	
Telephone	393.00	
Travel	3,573.18	
Total Operating Expenses		100,437.96
Net Income from Operations		$ (21,333.94)

DonorSee LLC
Statements of Cash Flows
for the year ended December 31, 2016

Cash Flows from Operating Activities

Net Income from Operations	$ (21,333.94)	
Increase (decrease) in Accounts Payable	815.00	
(Increase) decrease in Escrow	(4,975.00)	
(Increase) decrease in Accounts Receivable	(2,200.00)	
Net Cash (used) provided by Operating Activities		$ (27,693.94)

Cash Flows from Investing Activities

Investment in Product Development	(54,039.78)	
Investment in Trademark	(948.00)	
Non cash expense, amortization	6,081.40	
Net Cash (used) provided by investing activities		(48,906.38)

Cash Flows from Financing Activities

Increase (decrease) in Promissory Note	136,636.92	
Net Cash (used) provided by Financing Activities		136,636.92

Net Increase (Decrease) in Cash		$ 60,036.60
Cash and Cash Equivalents at Beginning of Year		$ -
Cash and Cash Equivalents at End of Year		$ 60,036.60

DonorSee LLC

Notes to Financial Statements
for the year ended December 31, 2016

Note A - Organization

DonorSee LLC (the organization) was formed in 2016, and is a limited liability company operating as a partnership, with a fiscal year that ends on December 31. DonorSee LLC uses the crowdfunding business model through WeFunder. Revenue is raised through online fundraising appeals, and a customized application for cell phones and tablets, to make a direct charitable impact on those in need throughout the world.

Note B – Accounting Policies

The financial statements for DonorSee LLC. are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less.

Note C – Income Tax Status

The organization reports its activities on Form 1065, *U.S. Return of Partnership Income.* As such, all profits and losses are passed through to owners for taxation. DonorSee LLC is a pass-through entity, and is not subject to taxation.

The organization follows the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC), which provides guidance on accounting for uncertainty in income taxes recognized in the organization's financial statements. The guidance prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The organization had no uncertain tax positions that qualify for either recognition or disclosure in its financial statements for December 31, 2016.

DonorSee LLC

Notes to Financial Statements
for the year ended December 31, 2016

The organization's policy is to recognize interest and penalties on tax positions related to its unrecognized tax benefits in income tax expense in the financial statements.   No interest and penalties were recorded in the year ended December 31, 2016.

The organization's first Form 1065, *U.S. Return of Partnership Income,* that has been filed for December 31, 2016 is subject to examination by the Internal Revenue Service for three years after it was filed.

Note D – Intangible Assets

The organization has invested a portion of its funds into a trademark and the development of an "app" (application for cell phones and tablets).   These intangible assets are being amortized over a period of three years. The balance as of December 31, 2016 is as follows:

Product development	$54,039.78
Trademark	948.00
Accumulated amortization	(6,081.40)
Total Intangible Assets, net	$48,906.38

Note E – Promissory Note

On June 6, 2016, DonorSee LLC entered into an agreement with Investart2 LLC, for start-up funding. The agreement stipulated the investment of $130,000.00 by Investart2 LLC, with interest to accrue monthly at the rate of 10% per annum. The promissory note called for all outstanding principal and accrued interest to be repaid by June 6, 2018.   The promissory note was convertible, allowing the debt to be converted to equity. In April 2018 the note was converted to a membership interest in DonorSee LLC at the rate of 1% equity for each $10,000.00 of debt. The amount of debt converted in April 2018 was $157,272.93. The balance of the note on December 31, 2016 was $136,636.92, which was comprised of $130,000.00 in principal, and $6,636.92 in accrued interest.

Notes to Financial Statements
for the year ended December 31, 2016

Note E – Subsequent Events

Management considered events subsequent to the end of the period, but before June 13, 2018, the date that the financial statements were available to be issued. This consideration provided information about the promissory note as detailed in Note E.